Therapix biosciences ltd.

5 Azrieli Center (Square Tower)

Tel Aviv, 6702501 Israel

March 14, 2016

Via EDGAR

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Therapix Biosciences Ltd. Amendment No.6 to Registration Statement on Form F-1 Filed March 3, 2017 File No. 333-214458 CIK No. 0001611746

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of March 13, 2017, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On March 14, 2017, we filed Amendment No. 7 to our registration statement on Form F-1. Page references in our responses are to the Amendment No. 7 to Form F-1.

Prospectus Summary

Our Strategy, page 2

1.           We note your disclosure on page 60 that your term sheet with Yissum regarding the license covering nasal delivery of cannabinoids has expired, and that you are currently still in negotiations regarding a license agreement. Please clarify whether your strategy of advancing an ultra-low dose cannabinoid therapy for the treatment of MCI utilizing nasal administration of dronabinol is dependent on Yissum’s patent portfolio.

Response: We have revised our disclosure on page 60 and also included an additional related risk factor on page 20.

Risks Associated with Our Business, page 2

2.           Please expand your fourth bullet to disclose that the Department of Administrative Enforcement of the ISA has petitioned for a decision to prevent your Chairman from serving as an officer or director of a public company.

Response: We have revised our disclosure on page 2.

Use of Proceeds, page 40

3.           We note your disclosure on page 53 that you recently announced your intention to initiate an additional program in the area of antibiotic therapies. Please clarify whether any of the proceeds from this offering will be used for the development of this additional program.

Response: None of the proceeds from this offering will be used for the development of this additional program. We have revised our disclosure on page 53.

If you have any questions or require additional information, please call our attorneys, Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

THERAPIX BIOSCIENCES LTD.

By:	/s/ Dr. Elran Haber
Chief Executive Officer

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